Exhibit 99.1

Ambow Education Reports First Quarter 2018 Results

Net Revenues for the First Quarter 2018 Increased 36.5% Year Over Year

Net Loss Decreased 53.9% Year Over Year

BEIJING, June 28, 2018 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced its unaudited financial and operating results for the three-month period ended March 31, 2018.

•	Net revenues for the first quarter of 2018 increased by 36.5% to RMB104.8 million (US$16.7 million), from RMB76.8 million (US$11.2 million) in the same period of 2017, aided by a RMB22.8 million (US$3.6 million) contribution from Boston-based Bay State College (acquired by Ambow in November 2017), higher student enrollment for the 2017-2018 academic year in the Company’s K-12 schools, and growth of Ambow’s smart office solution business.

•	Gross profit for the first quarter of 2018 increased by 35.8% to RMB35.3 million (US$5.6 million) from RMB26.0 million (US$3.8 million) in the same period of 2017. Gross profit margin was 33.7%, compared with 33.9% for the first quarter of 2017.

•	Operating expenses for the first quarter of 2018 decreased by 2.7% to RMB43.9 million (US$7.0 million) from RMB45.1 million (US$6.6 million) for the same period of 2017. Operating expenses as a percentage of net revenues decreased to 41.9% from 58.7% in the same period 2017, primarily due to stringent cost controls.

•	Net loss attributable to ordinary shareholders was RMB7.1 million (US$1.1 million), or RMB0.18 (US$0.03) per basic and diluted share, representing a 53.9% reduction compared with a net loss of RMB15.4 million (US$2.2 million), or RMB0.40 (US$0.06) per basic and diluted share, for the first quarter of 2017. This improvement occurred despite the recent acquisition of Bay State College, and with Q1 being a traditionally soft quarter for the Company due to school closures for winter break.

•	As of March 31, 2018, Ambow maintained strong cash resources of RMB371.3 million (US$59.2 million), comprised of cash and cash equivalents of RMB160.8 million (US$25.6 million), short-term investments of RMB208.1 million (US$33.2 million), and restricted cash of RMB2.4 million (US$0.4 million).

•	As of March 31, 2018, the Company’s deferred revenue balance was RMB122.7 million (US$19.6 million), representing a 7.3% increase from RMB114.4 million (US$17.6 million) as of December 31, 2017, mainly attributable to growth in student enrollment for the 2017-2018 academic year, associated tuition and course fees collected in the K-12 business segment, and tuition collected at Bay State College for the spring semester of 2018.

“We are pleased to achieve significant growth in several key financial metrics in Q1 2018, and implement cost-saving efficiencies, which will continue to drive further improvements near-term,” said Dr. Jin Huang, Ambow’s president and chief executive officer. “China’s primary economic objective continues to be the rapid upgrade of its IT and technology-related sectors. Ambow is one of the leading companies in China to develop state-of-the-art, IT-oriented educational programs that enable the managers and technical staff needed to reach this goal. Against this backdrop, we’re confident in our ability to meaningfully grow our top and bottom lines in the near future.”

“We also took steps to expand our number of domestic college and university partners, whose students we teach the most advanced IT-oriented subjects, including computer science, software engineering, information technology and mobile communications,” Dr. Huang continued. “Furthermore, we began preparations to integrate Bay State College into our Ambow University model and build a platform and ecosystem for a strong and profitable American presence. We also recently launched several overseas summer camps and faculty training programs, as well as strengthened our international advanced degree program for undergraduate students keen on studying abroad. All of these initiatives are expected to drive significant high-margin revenue in the near future. We expect that, starting in 2019, Bay State will also contribute to this profitability.”

The Company’s reputation was also bolstered, by the receipt of two elite awards, the 2017 Most Influential Brand of Education Organizations from Xinhua.net, and, for the second consecutive year, the 2017 Most Influential Career Education Brand from Sina.com. Dr. Huang commented, “Both awards are highly regarded and could aid the Company in securing incremental business going forward.”

Ambow’s successful completion of its IPO on June 5, 2018, raised approximately US$7.65 million before deducting underwriting discounts, commissions and other related expenses. “The IPO funds will be used to expand our schools and learning centers, teacher training programs, research and development of our educational content and to fund working capital of Bay State College,” concluded Dr. Huang.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the first quarter of 2018 are based on the effective exchange rate of 6.2726 as of March 30, 2018; all amounts translated from RMB to U.S. dollars for the first quarter of 2017 are based on the effective exchange rate of 6.8832 as of March 31, 2017; all amounts translated from RMB to U.S. dollars as of December 29, 2017 are based on the effective exchange rate of 6.5063 as of December 31, 2017. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-5730-6200

Email: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
 (All amounts in thousands, except for share and per share data)

	As of March 31,		As of December 31,
	2018		2017
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	25,642	160,842	195,303
Restricted cash	375	2,350	2,350
Short term investments, available for sale	6,078	38,127	128,042
Short term investments, held to maturity	27,102	170,000	93,000
Accounts receivable, net	3,291	20,645	24,511
Prepaid and other current assets, net	21,491	134,806	129,517
Total current assets	83,979	526,770	572,723
Non-current assets:
Property and equipment, net	26,366	165,383	168,423
Land use rights, net	293	1,837	1,848
Intangible assets, net	15,242	95,608	96,769
Goodwill	11,664	73,166	73,166
Deferred tax assets, net	1,189	7,460	8,222
Long-term loan receivables	6,804	42,677	42,677
Other non-current assets, net	2,386	14,968	13,592

Total non-current assets	63,944	401,099	404,697

Total assets	147,923	927,869	977,420

LIABILITIES
Current liabilities:
Deferred revenue *	19,559	122,687	114,396
Accounts payable *	3,060	19,199	23,414
Accrued and other liabilities *	58,595	367,546	418,998
Income taxes payable *	32,711	205,185	202,314
Amounts due to related parties *	547	3,430	3,430
Total current liabilities	114,472	718,047	762,552
Non-current liabilities:
Long-term borrowings from third party	6,015	37,729	39,205
Consideration payable for acquisitions	1,079	6,766	6,766
Other non-current liabilities	381	2,390	2,938

Total non-current liabilities	7,475	46,885	48,909

Total liabilities	121,947	764,932	811,461

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of March 31, 2018 and December 31, 2017)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 34,206,939 and 34,237,126 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	102	641	640
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	14	90	90
Additional paid-in capital	551,115	3,456,922	3,456,307
Statutory reserve	3,194	20,036	20,036
Accumulated deficit	(529,888)	(3,323,777)	(3,316,715)
Accumulated other comprehensive income	1,628	10,216	6,876
Total Ambow Education Holding Ltd.’s equity	26,165	164,128	167,234
Non-controlling interests	(189)	(1,191)	(1,275)
Total equity	25,976	162,937	165,959
Total liabilities and equity	147,923	927,869	977,420

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,
	2018	2018	2017
	US$	RMB	RMB

NET REVENUES
Educational program and services	16,167	101,411	76,750
Intelligent program and services	537	3,368	-
Total net revenues	16,704	104,779	76,750
COST OF REVENUES
Educational program and services	(10,853)	(68,076)	(50,795)
Intelligent program and services	(227)	(1,426)	-
Total cost of revenues	(11,080)	(69,502)	(50,795)

GROSS PROFIT	5,624	35,277	25,955
Operating expenses:
Selling and marketing	(1,627)	(10,205)	(10,217)
General and administrative	(5,308)	(33,292)	(33,646)
Research and development	(71)	(443)	(1,259)
Total operating expenses	(7,006)	(43,940)	(45,122)

OPERATING LOSS	(1,382)	(8,663)	(19,167)

OTHER INCOME (EXPENSES)
Interest income	333	2,090	1,032
Foreign exchange gain (loss), net	2	14	(3)
Other income, net	34	214	11
Gain on cancellation of subsidiaries	446	2,797	-
Gain on sale of investment available for sale	48	298	4,106
Total other income	863	5,413	5,146

LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(519)	(3,250)	(14,021)
Income tax expense	(593)	(3,719)	(1,967)

NET LOSS	(1,112)	(6,969)	(15,988)
Less: Net income/(loss) attributable to non-controlling interest	15	93	(568)

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(1,127)	(7,062)	(15,420)

NET LOSS	(1,112)	(6,969)	(15,988)

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	522	3,276	(187)
Unrealized gains on short term investments
Unrealized holding gains arising during period	33	207	355
Less: reclassification adjustment for gains included in net income	23	143	2,499
Other comprehensive income (loss)	532	3,340	(2,331)

TOTAL COMPREHENSIVE LOSS	(580)	(3,629)	(18,319)
Net loss per share - basic and diluted	(0.03)	(0.18)	(0.40)

Weighted average shares used in calculating basic and diluted net loss per share	38,925,752	38,925,752	38,729,052